09042488

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65929

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/28/08 (MM/DD/YY) AND ENDING 07/03/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ernst & Young Corporate Finance (Canada) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 Bay Street, PO Box 251, Ernst & Young Tower
(No. and Street)

Toronto (City) Ontario (State) M5K 1J7 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dona Gilbertson 416-943-2407
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Zeifmans LLP
(Name – *if individual, state last, first, middle name*)

201 Bridgeland Avenue (Address) Toronto (City) Ontario (State) M6A 1Y7 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 26 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

X n.a. 10/7

AB 10/30

OATH OR AFFIRMATION

I, Anthony Ianni, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ernst & Young Corporate Finance (Canada) Inc., as of July 3, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Dona Gilbertson

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.

STATEMENT OF FINANCIAL CONDITION

JULY 3, 2009

(expressed in U.S. Dollars)

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

AUDITORS' REPORT ON STATEMENT OF FINANCIAL CONDITION

To the Directors of
Ernst & Young Corporate Finance (Canada) Inc.

We have audited the accompanying Statement of Financial Condition of Ernst & Young Corporate Finance (Canada) Inc. (the "Company") as at July 3, 2009 prepared in accordance with Rule 17a-5(d)(2) of the Securities Exchange Act of 1934. This financial information is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial information based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, the Statement of Financial Condition presents fairly, in all material respects, the financial position of the Company as at July 3, 2009 in accordance with Rule 17a-5(d)(2) of the the Securities Exchange Act of 1934.

This Statement of Financial Condition is intended solely for the use of the Board of Directors, management, the United States Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified users or for any other purposes.

Zeifmans LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
July 24, 2009

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
(Incorporated Under the Laws of Ontario)
STATEMENT OF FINANCIAL CONDITION
AS AT JULY 3, 2009
(with comparative figures as at June 27, 2008)
(expressed in U.S. Dollars)

ASSETS

	2009	2008
CURRENT		
Cash	$ 567,236	$ 632,141
Due from affiliate (note 4)	2,757	-
Income taxes recoverable	50,409	125,355
Goods and services tax recoverable	-	17,625
TOTAL ASSETS	$ 620,402	$ 775,121

LIABILITIES

	2009	2008
CURRENT		
Accounts payable and accrued liabilities	$ 41,276	$ 62,831
Due to affiliate (note 4)	-	15,843
TOTAL LIABILITIES	41,276	78,674

STOCKHOLDER'S EQUITY

	2009	2008
COMMON SHARES (note 5)	738,373	738,373
DEFICIT	(159,247)	(41,926)
TOTAL STOCKHOLDER'S EQUITY	579,126	696,447
	$ 620,402	$ 775,121

ON BEHALF OF THE BOARD

________________ DIRECTOR

________________ DIRECTOR

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
JULY 3, 2009

1. BASIS OF PRESENTATION

Ernst & Young Corporate Finance (Canada) Inc. (the "Company") was incorporated on November 12, 2002 under the Business Corporations Act of Ontario and commenced operations on October 23, 2003 as a licensed member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer. The Company is wholly-owned by EY Advisory Services Inc.

The Company's principal activities include providing customized financing, tax advice and facilitation of financing information to companies engaged in cross-border business activities. The Company does not carry securities accounts for customers or perform custodial actions for customer's securities.

The Company's fiscal year end date is determined as the Friday closest to June 30. In the current year, the year end date was July 3, 2009 and in fiscal 2008 the closest Friday to June 30 fell on June 27, 2008.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) **General -**

The Company's accounting policies are in accordance with United States generally accepted accounting principles ("GAAP") and are applied consistently.

(b) **Income taxes -**

Income taxes are accounted for under Statement of Financial Accounting Standard No. 109 *Accounting for Income Taxes*. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carry forwards. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such deferred tax assets will not be realized.

(c) **Revenue recognition -**

The Company recognizes revenue on provision of advisory services as services are provided. The Company recognizes transactional services when the transaction is completed. The Company recognizes revenue from annual service fees on a straight line basis over the term of the service.

(d) **Measurement uncertainty -**

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) **Recent accounting pronouncement -**

In June 2009, the FASB issued SFAS 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162" ("SFAS 168"). SFAS 168 provides for the FASB Accounting Standards Codification (the "Codification") to become the single official source of authoritative, nongovernmental U.S. generally accepted accounting principles (GAAP). The Codification did not change GAAP but reorganizes the literature. SFAS 168 is effective for interim and annual periods ending after September 15, 2009. The Company does not expect that adoption of this statement will have a material impact on its financial statements.

3. **FINANCIAL INSTRUMENTS**

The Company's financial instruments consist of cash, due from affiliate and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency and credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted. The Company's cash is held by one financial institution.

Cash on deposit with banks at July 3, 2009 exceeded federally insured limits.

4. **RELATED PARTY BALANCES**

The Company does not have staff and depends on Ernst & Young Orenda Corporate Finance Inc. ("EYOCF"), a company under common control, for all its staffing needs. The Company services EYOCF clients through a subcontract arrangement with EYOCF, whereby the Company charges EYOCF based on an amount equal to time spent by EYOCF staff at their standard Canadian billing rates.

On March 1, 2003, the Company and EYOCF entered into a Services Agreement (the "Agreement") whereby the Company engaged EYOCF to provide certain services on the Company's behalf. The Agreement was amended effective July 1, 2005 (the "Amended Agreement"). In accordance with the Amended Agreement, charges and payments for the services in each fiscal year shall be based on an amount equal to time spent charged at agreed upon rates as defined in the Amended Agreement.

The Company also enters into contracts with other member firms of Ernst & Young Global Limited ("Member Firms") to provide certain services on the Member Firms' behalf. The Company hires EYOCF staff to provide such services on behalf of the Member Firms. The Company pays EYOCF for the services provided an amount equal to the time spent charged at the agreed upon rates as defined in the Amended Agreement.

As at July 3, 2009, the balance due to EYOCF was offset with the amount due to the Company from EYOCF, in accordance with the Amended Agreement, and the net balance is included under "Due to Affiliate". The amount is unsecured, non-interest bearing and due on demand.

The balances above are receivable and payable on demand and have arisen from the provision of services.

5. **COMMON SHARES**

The Company has an unlimited number of authorized common shares, of which 738,373 are issued.

6. **NET CAPITAL REQUIREMENT**

As a registered broker-dealer under the Securities Exchange Act of 1934 and member of the FINRA, the Company is subject to the SEC's Uniform Net Capital rule 15c3-1 (the "Rule") of the Act. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. Net capital and aggregate debit items arising from customer transactions change from day to day. As of July 3, 2009, the Company had net capital of $525,960 (2008 - $553,467), which exceeded minimum net capital requirements by $275,960 (2008 - $303,467).